Exhibit 99.1

Amsterdam, 19 August 2022

Just Eat Takeaway.com sells iFood stake
Cash consideration totalling up to €1.8 billion

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, has entered into a definitive agreement whereby the Company is to sell its equity stake of approximately 33% in the iFood joint venture to Prosus N.V. (“Prosus”) in return for a cash consideration totalling up to €1.8 billion (the “Transaction”).

Just Eat Takeaway.com has entered into an agreement with MIH Movile Holdings B.V. (“Movile”), an affiliate of Prosus regarding the sale of the Company’s equity stake of approximately 33% in iFood. The Transaction consideration will comprise €1.5 billion in cash on closing and a deferred consideration, contingent on the performance of the online food delivery sector over the next twelve months, of up to €300 million. The consideration represents an equity multiple of over 5 times on the investments over the life of the joint venture. The Transaction is subject to approval by the Company’s General Meeting.

Just Eat Takeaway.com remains focused on improving its profitability and on a disciplined allocation of capital. It will retain the transaction proceeds to maintain its balance sheet strength and to service repayments of its upcoming debt maturities. The Company re-confirms its guidance as set out in its half year 2022 results on 3 August 2022.

Next steps, conditions, and timeline

The Transaction constitutes a Class 1 transaction under the UK Listing Rules. Completion of the Transaction is therefore conditional on the adoption of an ordinary resolution (the “Resolution”) to approve the Transaction by the Company’s general meeting. Accordingly, a circular containing full details of the Transaction, the Resolution, the Company’s directors’ recommendation and irrevocable undertakings to vote in favour of the Resolution, and the notice convening an Extraordinary General Meeting (“EGM”) at which such approval for the Resolution will be sought, will be made available on the corporate website of Just Eat Takeaway.com (https://justeattakeaway.com). The EGM is expected to take place in the fourth quarter of 2022.

The Management Board and the Supervisory Board believe the transaction to be in the best interests of the Company and all stakeholders. The members of the Management Board have issued an irrevocable undertaking to vote, in their capacity as (indirect) shareholders, in favour of the approval of the Transaction in the EGM. Just Eat Takeaway.com has also agreed to a break fee in the amount of €35 million, which will become due and payable if the Resolution has not been adopted, or it becomes clear it will not be adopted, on or before 17 February 2023 (the "Long Stop Date"). Such Long Stop Date may be extended in accordance with the terms of the agreement.

The Transaction is anticipated to be completed in the fourth quarter of 2022, provided the Resolution has been adopted at the EGM.

The Company, together with its advisors, continues to actively explore the partial or full sale of Grubhub. There can be no certainty that any agreement with any third parties regarding Grubhub will be reached or about the timing or terms of any such agreement. Any further announcements will be made as and when appropriate.

Management Board

Jitse Groen, CEO

Brent Wissink, CFO

Enquiries

Investors: Joris Wilton E: IR@justeattakeaway.com Media: E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About iFood

•	The iFood joint venture is headed by iFood Holdings B.V. and IF-JE Holdings B.V. and is a leading online food and delivery platform in Latin America
•	The carrying value of Just Eat Takeaway.com’s investment in the iFood joint venture was €1.744 billion as at 30 June 2022
•	Just Eat Takeaway.com’s share of net losses attributable to the iFood joint venture was €62 million in 2021

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Advisors

Lazard	+44 (0) 20 7187 2000
(Lead Financial Adviser to Just Eat Takeaway.com) Cyrus Kapadia Keiran Wilson Alexander Fiallos
Oakley Advisory Limited (Lead Financial Adviser to Just Eat Takeaway.com)	+44 (0) 20 7766 6900

Christian Maher

Marc Jones

Max Gilbert

BofA Securities

(Financial Adviser, Sponsor and Corporate Broker to Just Eat Takeaway.com)

Ference Lamp

Peter Luck

Kieran Millar

Gleacher Shacklock

(Financial Adviser to Just Eat Takeaway.com)

Tim Shacklock

Dominic Lee

Lewis Robinson

+44 (0) 20 7628 1000 +44 (0) 20 7484 1150

Lazard & Co. Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the FCA, is acting as joint financial adviser to the Company and no one else in connection with the Transaction and the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Transaction or the matters set out in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with the Transaction, this announcement, any statement contained herein or otherwise.

Oakley Advisory Limited (“Oakley”), which is authorised and regulated by the FCA in the United Kingdom, is acting as joint financial adviser to the Company and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Oakley, or for providing advice in relation to the matters referred to in this announcement. Oakley neither owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Oakley in connection with this announcement, any statement contained herein or otherwise.

Merrill Lynch International ("BofA Securities"), a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Company in connection with the matters set out in this announcement and for no one else and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement. Neither BofA Securities, nor any of its affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of BofA Securities in connection with this announcement, any statement contained herein or otherwise.

Gleacher Shacklock LLP ("Gleacher Shacklock"), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as general financial adviser to the Company and no one else in connection with the matters set out in this announcement and shall not be responsible to anyone other than the Company for providing the protections afforded to clients of Gleacher Shacklock nor for providing advice in connection with the matters set out in this announcement. Gleacher Shacklock neither owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Gleacher Shacklock in connection with this announcement, any statement contained herein or otherwise.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

4